Exhibit 2

2013 THIRD QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand of metric tons)	48,681	50,077	(3%)		17,094	17,146	(0%)	
Consolidated ready-mix volume (thousand of cubic meters)	40,947	41,199	(1%)		14,665	14,512	1%	
Consolidated aggregates volume (thousand of metric tons)	120,314	118,874	1%		44,111	44,078	0%	
Net sales	11,353	11,274	1%	0%	4,022	3,899	3%	3%
Gross profit	3,491	3,308	6%	5%	1,298	1,201	8%	8%
Gross profit margin	30.8%	29.3%	1.5pp		32.3%	30.8%	1.5pp	
Operating earnings before other expenses, net	1,160	1,017	14%	15%	467	410	14%	16%
Operating earnings before other expenses, net margin	10.2%	9.0%	1.2pp		11.6%	10.5%	1.1pp	
Consolidated net income (loss)	(512)	(411)	(25%)		(126)	(197)	36%	
Controlling interest net income (loss)	(587)	(423)	(39%)		(155)	(203)	23%	
Operating EBITDA	2,001	2,008	(0%)	0%	747	735	2%	3%
Operating EBITDA margin	17.6%	17.8%	(0.2pp)		18.6%	18.8%	(0.2pp)	
Free cash flow after maintenance capital expenditures	(311)	(57)	(448%)		245	204	20%	
Free cash flow	(382)	(150)	(155%)		209	171	22%	
Net debt plus perpetual notes	16,235	16,866	(4%)		16,235	16,866	(4%)	
Total debt	16,655	17,180	(3%)		16,655	17,180	(3%)	
Total debt plus perpetual notes	17,130	17,651	(3%)		17,130	17,651	(3%)	
Earnings (loss) per ADS	(0.50)	(0.37)	(37%)		(0.13)	(0.17)	24%	
Fully diluted earnings (loss) per ADS [1]	(0.50)	(0.37)	(37%)		(0.13)	(0.17)	24%	
Average ADSs outstanding	1,168.7	1,158.4	1%		1,170.5	1,161.1	1%	
Employees	42,853	45,087	(5%)		42,853	45,087	(5%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1]For 2013 and 2012, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2013 increased to US$4.0 billion, representing an increase of 3% compared with the third quarter of 2012. The increase in consolidated net sales was due to higher prices of our products in local currency terms in most of our regions, as well as higher volumes in the U.S., and in our Mediterranean, Northern Europe, Asia and South, Central America and the Caribbean regions.

Cost of sales as a percentage of net sales decreased by 1.5pp during the third quarter of 2013 compared with the same period last year. The decrease includes a reduction in workforce related to our cost reduction initiatives and lower electricity costs.

Operating expenses as a percentage of net sales increased by 0.4pp during the third quarter of 2013 compared with the same period last year, from 20.3% to 20.7%.

Operating EBITDA increased by 2% to US$747 million during the third quarter of 2013 compared with the same period last year. The increase was due to higher contributions from the U.S., and the Northern Europe, South, Central America and the Caribbean, and Asia regions.

Operating EBITDA margin decreased by 0.2pp from 18.8% in the third quarter of 2012 to 18.6% this quarter.

Other expenses, net, for the quarter were US$107 million, which mainly included impairments of fixed assets, severance payments and a loss in sales of fixed assets.

Gain (loss) on financial instruments for the quarter was a gain of US$42 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$21 million, resulting mainly from the fluctuation the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$155 million in the third quarter of 2013 versus a loss of US$203 million in the same quarter of 2012. The smaller quarterly loss primarily reflects higher operating earnings before other expenses, net, a positive effect in other expenses, a gain in foreign exchange fluctuations and the gain on financial instruments partially offset by a negative effect in financial expenses and higher income taxes.

Total debt plus perpetual notes increased by US$182 million during the quarter.

2013 Third Quarter Results Page 2

OPERATING RESULTS

Mexico

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	2,402	2,545	(6%)	(9%)	776	875	(11%)	(12%)
Operating EBITDA	761	910	(16%)	(19%)	248	313	(21%)	(21%)
Operating EBITDA margin	31.7%	35.8%	(4.1pp)		31.9%	35.8%	(3.9pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(10%)	(13%)	(7%)	(9%)	2%	(1%)
Price (USD)	1%	(3%)	4%	2%	5%	3%
Price (local currency)	(2%)	(3%)	1%	2%	1%	3%

Our Mexican operations' domestic gray cement volumes decreased by 13% during the quarter versus the same period last year, while ready-mix volumes declined by 9% during the same period. During the first nine months of the year, domestic gray cement volumes decreased by 10% while ready-mix volumes declined by 7% versus the comparable period a year ago.

Our volumes during the quarter were negatively impacted by the low levels of infrastructure spending reflecting the transition process of the new government, by the reduction in sales of bagged cement to social programs and by the adverse weather conditions in most regions in the country. On the formal residential sector, activity continued to be weak due to continued financing constraints and high inventories. The industrial-and-commercial sector continued showing positive performance during the same period.

United States

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	2,495	2,305	8%	8%	891	826	8%	8%
Operating EBITDA	178	30	496%	496%	78	27	189%	189%
Operating EBITDA margin	7.1%	1.3%	5.8pp		8.8%	3.3%	5.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	4%	7%	10%	8%	6%	(4%)
Price (USD)	3%	2%	6%	6%	4%	10%
Price (local currency)	3%	2%	6%	6%	4%	10%

Domestic gray cement, and ready-mix volumes for CEMEX's operations in the United States increased by 7% and 8%, respectively, during the third quarter of 2013 versus the same period last year, while aggregates volumes decreased by 4% during the same period. During the first nine months of the year and on a year-over-year basis, domestic gray cement, ready mix, and aggregates increased by 4%, 10% and 6%, respectively.

Sales volumes for the quarter reflect improved demand in most of our markets. The residential sector continued to be the main driver of demand during the quarter sustained by strong fundamentals such as high affordability, large pent-up demand and low levels of inventories. The industrial-and-commercial sector also contributed favorably to demand growth.

2013 Third Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	3,012	3,086	(2%)	(3%)	1,169	1,105	6%	2%
Operating EBITDA	253	324	(22%)	(23%)	162	143	14%	9%
Operating EBITDA margin	8.4%	10.5%	(2.1pp)		13.9%	12.9%	1.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(4%)	2%	(5%)	1%	(1%)	3%
Price (USD)	1%	4%	3%	6%	3%	6%
Price (local currency)	0%	1%	2%	2%	2%	2%

Our domestic gray cement volumes in the Northern Europe region increased by 2% during the third quarter of 2013 and decreased by 4% during the first nine months of the year versus the comparable period in 2012.

In the United Kingdom, domestic gray cement and ready-mix volumes increased, on a year-over-year basis, by 12%, and 8%, respectively, while our aggregates volumes remained flat during the third quarter of 2013. For the first nine months of the year our domestic gray cement and ready-mix volumes increased by 7%, and 4%, respectively and our aggregates volumes decreased by 2%, versus the comparable period in the previous year. Improved macroeconomic conditions contributed to higher activity in the country. Cement volumes during the quarter were driven by the residential sector which benefited from the governmental incentives to promote home ownership.

In our operations in France, domestic ready-mix volumes decreased by 1% and our aggregates volumes increased by 9% during the third quarter of 2013 versus the comparable period last year. During the first nine months of the year, ready-mix volumes decreased by 9% and our aggregates volumes increased by 3%, on a year-over-year basis. Infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. The year-over-year activity in the residential sector was affected by higher unemployment rate, the reduction of government housing incentives, and a less attractive buy-to-let program. Improved activity in the industrial-and-commercial sector, especially in industrial buildings, mitigated the decline in volumes.

In Germany, our domestic gray cement volumes increased by 6% during the third quarter and remained flat during the first nine months of the year on a year-over-year basis. Low unemployment and mortgage rates, as well as the increase in wages and salaries benefited residential activity, which was the main driver of demand for our products. Performance of the infrastructure sector remained stable.

Domestic gray cement volumes of our operations in Poland declined by 14% during the quarter and decreased by 22% during the first nine months of the year versus the comparable periods in 2012. Our volumes during the quarter were affected by market dynamics while construction activity remained stable. A slight reduction in home inventories was evidenced in the residential sector while the industrial-and-commercial sector remained stable.

2013 Third Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,122	1,103	2%	3%	375	342	9%	8%
Operating EBITDA	246	293	(16%)	(11%)	78	99	(21%)	(18%)
Operating EBITDA margin	21.9%	26.5%	(4.6pp)		20.8%	28.9%	(8.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(2%)	1%	6%	7%	(4%)	(8%)
Price (USD)	(1%)	2%	6%	11%	11%	17%
Price (local currency)	7%	10%	2%	2%	5%	6%

Our domestic gray cement volumes in the Mediterranean region increased by 1% during the third quarter and decreased by 2% during the first nine months of the year versus the same periods in 2012.

Domestic gray cement volumes for our operations in Spain decreased by 23% and our ready-mix volumes declined by 18% on a year-over-year basis during the quarter. For the first nine months of the year, domestic gray cement volumes decreased by 29%, while ready-mix volumes declined by 29% compared with the same period in 2012. The decrease in volumes for building materials during the quarter reflects the adverse economic situation in the country. The continued fiscal austerity measures and spending cuts kept infrastructure activity at very low levels. In the residential sector, there has been a gradual reduction in home inventories.

In Egypt, our domestic gray cement volumes increased by 7% during the third quarter of 2013 and increased by 7% during the first nine months of the year on a year-over-year basis driven mainly by the informal residential sector and supported by our alternative fuel strategy in the country.

South, Central America and the Caribbean

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,657	1,574	5%	9%	596	520	15%	20%
Operating EBITDA	610	544	12%	15%	210	177	19%	24%
Operating EBITDA margin	36.8%	34.6%	2.2pp		35.3%	34.0%	1.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	2%	9%	1%	12%	5%	17%
Price (USD)	(0%)	(4%)	5%	3%	(1%)	(6%)
Price (local currency)	3%	1%	8%	8%	2%	(2%)

Our domestic gray cement volumes in the region increased by 9% during the third quarter of 2013 and increased by 2% during the first nine months of the year versus the comparable periods last year.

Domestic gray cement volumes for our operations in Colombia increased by 8% during the third quarter while both, our ready-mix and aggregates volumes increased by 15% compared to the same period a year ago. For the first nine months of the year cement volumes decreased by 1%, while our ready mix, and aggregates volumes increased by 9% and 5%, respectively, on a year-over-year basis.

During the quarter, the residential sector continued to be an important driver of demand, supported by the 100-thousand government-sponsored free-home program. The industrial-and-commercial sector continued its favorable trend supported by the positive economic outlook, higher investor confidence and the new trade agreements signed by Colombia.

2013 Third Quarter Results Page 5

OPERATING RESULTS

Asia

	January - September				Third Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	444	403	10%	10%	139	133	5%	9%
Operating EBITDA	99	70	40%	40%	36	28	27%	32%
Operating EBITDA margin	22.2%	17.4%	4.8pp		25.9%	21.3%	4.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	6%	10%	(8%)	(23%)	52%	100%
Price (USD)	9%	2%	4%	4%	18%	26%
Price (local currency)	8%	5%	5%	9%	20%	32%

Our domestic gray cement volumes in the region increased by 10% during the third quarter and increased by 6% during the first nine months of 2013 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 15% during the third quarter of 2013 and increased by 9% during the first nine months of 2013 versus the comparable periods of last year.

The residential sector was the main driver of demand during the quarter supported by the increased activity from foreign buyers and favorable conditions such as stable level of inflation and mortgage rates, as well as healthy remittances inflows. The infrastructure and industrial-and-commercial sectors continue with their positive trend during the same period.

2013 Third Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2013	2012	% Var	2013	2012	% Var
Operating earnings before other expenses, net	1,160	1,017	14%	467	410	14%
+ Depreciation and operating amortization	842	991		281	325	
Operating EBITDA	2,001	2,008	(0%)	747	735	2%
- Net financial expense	1,066	1,036		348	347	
- Maintenance capital expenditures	255	219		105	96	
- Change in working capital	497	509		(34)	53	
- Taxes paid	440	298		35	48	
- Other cash items (net)	55	3		48	(12)	
Free cash flow after maintenance capital expenditures	(311)	(57)	(448%)	245	204	20%
- Strategic capital expenditures	72	93		36	33	
Free cash flow	(382)	(150)	(155%)	209	171	22%

In millions of US dollars, except percentages.

The free cash flow during the quarter plus the increase in debt were mainly used for cash replenishment and to pay the premium of the 2016 Notes as part of the August tender offer. About two thirds of the increase in debt during the quarter is related to a negative foreign-exchange conversion effect of US$82 million as well as an increase in the debt component of our convertible securities, which are non-cash items.

Information on debt and perpetual notes

	Third Quarter			Second Quarter
	2013	2012	% Var	2013
Total debt [1]	16,655	17,180	(3%)	16,476
Short-term	3%	1%		3%
Long-term	97%	99%		97%
Perpetual notes	475	471	1%	472
Cash and cash equivalents	895	785	14%	746
Net debt plus perpetual notes	16,235	16,866	(4%)	16,201
Consolidated funded debt [2]/EBITDA [3]	5.56			5.54
Interest coverage [3] [4]	2.08			2.06

	Third Quarter	
	2013	2012
Currency denomination		
US dollar	85%	82%
Euro	13%	16%
Mexican peso	2%	2%
Other	0%	0%
Interest rate		
Fixed	70%	59%
Variable	30%	41%

In millions of US dollars, except percentages and ratios.

[1] Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Consolidated funded debt as of September 30, 2013 was US$14,495 million, in accordance with our contractual obligations under the Facilities Agreement.
[3] EBITDA calculated in accordance with IFRS.
[4] Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2013 Third Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	11,367,489,161
Less increase (decrease) in the number of CPOs held in subsidiaries	(250,400)
Stock-based compensation	36,904,518
End-of-quarter CPO-equivalent units outstanding	11,404,644,079

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 202 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2013, executives had outstanding options on a total of 5,056,566 CPOs, with a weighted-average strike price of approximately US$1.56 per CPO (equivalent to US$15.60 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2013, our executives held 32,540,320 restricted CPOs, representing 0.3% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third Quarter		Second Quarter
	2013	2012	2013
Notional amount of equity related derivatives [1]	2,410	2,774	2,410
Estimated aggregate fair market value [1] [2] [3]	358	(57)	320

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2013, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$396 million, including a liability of US$34 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of September 30, 2013, the notional amount of this derivative was US$177 million, with a positive fair market value of approximately US$38 million.*

(2) *Excludes two exchange rate derivatives, as of September 30, 2012, the notional amount of both derivatives were US$100 million, with a positive fair market value of an approximately US$1 million. As of September 30, 2013, there are no exchange rate derivatives.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$8 million as of September 30, 2013.*

(4) *As required by IFRS, the estimated aggregate fair market value as of September 30, 2013 includes a liability of US$34 million relating to an embedded derivative in CEMEX's mandatorily convertible securities while the estimated aggregate fair market value as of September 30, 2012 includes a liability of US$232 million, related to an embedded derivative in CEMEX's optional convertible subordinated notes. For more information please refer to page 17 "Change in the Parent Company's functional currency."*

2013 Third Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - September				Third Quarter			
INCOME STATEMENT	2013	2012	% Var.	like-to-like % Var.*	2013	2012	% Var.	like-to-like % Var.*
Net sales	11,352,708	11,273,796	1%	0%	4,022,119	3,899,010	3%	3%
Cost of sales	(7,861,608)	(7,965,844)	1%		(2,724,337)	(2,698,221)	(1%)	
Gross profit	3,491,099	3,307,953	6%	5%	1,297,782	1,200,788	8%	8%
Operating expenses	(2,331,567)	(2,291,415)	(2%)		(831,281)	(790,439)	(5%)	
Operating earnings before other expenses, net	1,159,532	1,016,538	14%	15%	466,501	410,350	14%	16%
Other expenses, net	(233,191)	(191,934)	(21%)		(107,011)	(164,959)	35%	
Operating earnings	926,342	824,604	12%		359,490	245,390	46%	
Financial expense	(1,139,392)	(1,051,857)	(8%)		(407,080)	(356,911)	(14%)	
Other financial income (expense), net	99,330	49,729	100%		53,789	16,530	225%	
Financial income	23,785	34,333	(31%)		7,328	10,519	(30%)	
Results from financial instruments, net	113,400	31,352	262%		41,877	19,283	117%	
Foreign exchange results	5,495	21,417	(74%)		21,064	(3,242)	N/A	
Effects of net present value on assets and liabilities and others, net	(43,350)	(37,373)	(16%)		(16,480)	(10,031)	(64%)	
Equity in gain (loss) of associates	7,869	32,571	(76%)		5,210	20,623	(75%)	
Income (loss) before income tax	(105,851)	(144,954)	27%		11,408	(74,368)	N/A	
Income tax	(406,645)	(265,865)	(53%)		(137,512)	(122,955)	(12%)	
Consolidated net income (loss)	(512,496)	(410,819)	(25%)		(126,104)	(197,323)	36%	
Non-controlling interest net income (loss)	74,210	12,118	512%		29,359	5,317	452%	
Controlling interest net income (loss)	(586,707)	(422,937)	(39%)		(155,462)	(202,640)	23%	
Operating EBITDA	2,001,210	2,007,636	(0%)	0%	747,122	734,883	2%	3%
Earnings (loss) per ADS	(0.50)	(0.37)	(37%)		(0.13)	(0.17)	24%	

	As of September 30		
BALANCE SHEET	2013	2012	% Var.
Total assets	36,974,388	39,043,563	(5%)
Cash and cash equivalents	895,371	785,237	14%
Trade receivables less allowance for doubtful accounts	2,177,678	2,182,687	(0%)
Other accounts receivable	548,096	499,675	10%
Inventories, net	1,276,893	1,288,113	(1%)
Other current assets	325,180	316,330	3%
Current assets	5,223,218	5,072,043	3%
Property, machinery and equipment, net	15,711,679	16,563,208	(5%)
Other assets	16,039,491	17,408,311	(8%)
Total liabilities	25,096,945	26,852,425	(7%)
Current liabilities	4,616,162	4,250,027	9%
Long-term liabilities	13,816,289	14,807,684	(7%)
Other liabilities	6,664,494	7,794,713	(14%)
Total stockholders' equity	11,877,443	12,191,138	(3%)
Non-controlling interest and perpetual instruments	1,126,346	694,778	62%
Total controlling interest	10,751,097	11,496,360	(6%)

2013 Third Quarter Results Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2013	2012	% Var.	2013	2012	% Var.
Net sales	145,087,605	148,926,851	(3%)	52,609,317	51,232,988	3%
Cost of sales	(100,471,354)	(105,228,796)	5%	(35,634,334)	(35,454,629)	(1%)
Gross profit	44,616,251	43,698,056	2%	16,974,983	15,778,359	8%
Operating expenses	(29,797,427)	(30,269,595)	2%	(10,873,150)	(10,386,362)	(5%)
Operating earnings before other expenses, net	14,818,824	13,428,461	10%	6,101,834	5,391,996	13%
Other expenses, net	(2,980,180)	(2,535,446)	(18%)	(1,399,701)	(2,167,567)	35%
Operating earnings	11,838,645	10,893,014	9%	4,702,132	3,224,428	46%
Financial expense	(14,561,428)	(13,895,034)	(5%)	(5,324,610)	(4,689,807)	(14%)
Other financial income (expense), net	1,269,439	656,923	93%	703,555	217,198	224%
Financial income	303,971	453,544	(33%)	95,847	138,223	(31%)
Results from financial instruments, net	1,449,258	414,164	250%	547,751	253,375	116%
Foreign exchange results	70,223	282,913	(75%)	275,516	(42,596)	N/A
Effects of net present value on assets and liabilities and others, net	(554,012)	(493,697)	(12%)	(215,560)	(131,804)	(64%)
Equity in gain (loss) of associates	100,567	430,261	(77%)	68,141	270,987	(75%)
Income (loss) before income tax	(1,352,776)	(1,914,836)	29%	149,217	(977,193)	N/A
Income tax	(5,196,928)	(3,512,079)	(48%)	(1,798,657)	(1,615,633)	(11%)
Consolidated net income (loss)	(6,549,704)	(5,426,915)	(21%)	(1,649,440)	(2,592,827)	36%
Non-controlling interest net income (loss)	948,410	160,079	492%	384,010	69,866	450%
Controlling interest net income (loss)	(7,498,115)	(5,586,995)	(34%)	(2,033,449)	(2,662,693)	24%
Operating EBITDA	25,575,470	26,520,878	(4%)	9,772,356	9,656,366	1%
Earnings (loss) per ADS	(6.42)	(4.82)	(33%)	(1.74)	(2.29)	24%

	As of September 30		
BALANCE SHEET	2013	2012	% Var.
Total assets	484,364,487	502,490,654	(4%)
Cash and cash equivalents	11,729,356	10,106,004	16%
Trade receivables less allowance for doubtful accounts	28,527,585	28,091,188	2%
Other accounts receivable	7,180,060	6,430,821	12%
Inventories, net	16,727,296	16,578,014	1%
Other current assets	4,259,856	4,071,173	5%
Current assets	68,424,153	65,277,200	5%
Property, machinery and equipment, net	205,823,001	213,168,493	(3%)
Other assets	210,117,334	224,044,961	(6%)
Total liabilities	328,769,986	345,590,707	(5%)
Current liabilities	60,471,727	54,697,853	11%
Long-term liabilities	182,557,269	190,574,891	(4%)
Other liabilities	85,740,989	100,317,962	(15%)
Total stockholders' equity	155,594,502	156,899,948	(1%)
Non-controlling interest and perpetual instruments	14,755,132	8,941,791	65%
Total controlling interest	140,839,370	147,958,157	(5%)

2013 Third Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter			
NET SALES	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	2,401,882	2,545,195	(6%)	(9%)	776,082	874,556	(11%)	(12%)
U.S.A.	2,495,380	2,305,377	8%	8%	891,106	825,737	8%	8%
Northern Europe	3,012,071	3,085,616	(2%)	(3%)	1,168,845	1,105,346	6%	2%
Mediterranean	1,121,799	1,103,189	2%	3%	374,618	342,469	9%	8%
South, Central America and the Caribbean	1,657,024	1,573,988	5%	9%	596,377	520,334	15%	20%
Asia	443,623	402,729	10%	10%	138,903	132,646	5%	9%
Others and intercompany eliminations	*220,928*	*257,702*	*(14%)*	*(14%)*	*76,187*	*97,923*	*(22%)*	*(22%)*
TOTAL	11,352,708	11,273,796	1%	0%	4,022,119	3,899,010	3%	3%

GROSS PROFIT								
Mexico	1,136,892	1,257,121	(10%)	(13%)	373,802	435,527	(14%)	(15%)
U.S.A.	333,841	174,713	91%	91%	144,801	98,324	47%	47%
Northern Europe	742,152	759,280	(2%)	(3%)	347,214	315,442	10%	6%
Mediterranean	380,109	369,989	3%	7%	114,333	120,879	(5%)	(3%)
South, Central America and the Caribbean	765,942	737,891	4%	7%	270,131	239,941	13%	18%
Asia	127,378	97,994	30%	29%	46,569	37,948	23%	28%
Others and intercompany eliminations	*4,784*	*(89,035)*	*N/A*	*N/A*	*931*	*(47,273)*	*N/A*	*N/A*
TOTAL	3,491,099	3,307,953	6%	5%	1,297,782	1,200,788	8%	8%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	616,336	761,687	(19%)	(22%)	200,101	264,935	(24%)	(25%)
U.S.A.	(169,093)	(347,364)	51%	51%	(36,006)	(92,502)	61%	61%
Northern Europe	85,075	139,011	(39%)	(38%)	101,806	82,035	24%	25%
Mediterranean	165,939	206,179	(20%)	(14%)	52,890	71,695	(26%)	(22%)
South, Central America and the Caribbean	546,511	481,461	14%	17%	189,360	155,667	22%	27%
Asia	74,921	48,980	53%	52%	28,359	21,071	35%	39%
Others and intercompany eliminations	*(160,156)*	*(273,417)*	*41%*	*43%*	*(70,010)*	*(92,552)*	*24%*	*22%*
TOTAL	1,159,532	1,016,538	14%	15%	466,501	410,350	14%	16%

2013 Third Quarter Results Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter			
OPERATING EBITDA	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	761,375	910,449	(16%)	(19%)	247,586	313,391	(21%)	(21%)
U.S.A.	177,527	29,764	496%	496%	78,499	27,174	189%	189%
Northern Europe	252,893	324,303	(22%)	(23%)	162,416	142,903	14%	9%
Mediterranean	245,991	292,689	(16%)	(11%)	77,935	99,100	(21%)	(18%)
South, Central America and the Caribbean	609,674	544,005	12%	15%	210,327	176,813	19%	24%
Asia	98,589	70,172	40%	40%	35,934	28,259	27%	32%
Others and intercompany eliminations	*(144,839)*	*(163,746)*	*12%*	*16%*	*(65,574)*	*(52,756)*	*(24%)*	*(22%)*
TOTAL	2,001,210	2,007,636	(0%)	0%	747,122	734,883	2%	3%

OPERATING EBITDA MARGIN								
Mexico	31.7%	35.8%			31.9%	35.8%		
U.S.A.	7.1%	1.3%			8.8%	3.3%		
Northern Europe	8.4%	10.5%			13.9%	12.9%		
Mediterranean	21.9%	26.5%			20.8%	28.9%		
South, Central America and the Caribbean	36.8%	34.6%			35.3%	34.0%		
Asia	22.2%	17.4%			25.9%	21.3%		
TOTAL	17.6%	17.8%			18.6%	18.8%		

2013 Third Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Consolidated cement volume [1]	48,681	50,077	(3%)	17,094	17,146	(0%)
Consolidated ready-mix volume [2]	40,947	41,199	(1%)	14,665	14,512	1%
Consolidated aggregates volume [2]	120,314	118,874	1%	44,111	44,078	0%

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2013 Vs.
DOMESTIC GRAY CEMENT VOLUME	2013 Vs. 2012	2013 Vs. 2012	Second Quarter 2013
Mexico	(10%)	(13%)	(6%)
U.S.A.	4%	7%	2%
Northern Europe	(4%)	2%	15%
Mediterranean	(2%)	1%	(9%)
South, Central America and the Caribbean	2%	9%	0%
Asia	6%	10%	(8%)

READY-MIX VOLUME			
Mexico	(7%)	(9%)	2%
U.S.A.	10%	8%	0%
Northern Europe	(5%)	1%	7%
Mediterranean	6%	7%	(9%)
South, Central America and the Caribbean	1%	12%	10%
Asia	(8%)	(23%)	(34%)

AGGREGATES VOLUME			
Mexico	2%	(1%)	6%
U.S.A.	6%	(4%)	(0%)
Northern Europe	(1%)	3%	6%
Mediterranean	(4%)	(8%)	(11%)
South, Central America and the Caribbean	5%	17%	11%
Asia	52%	100%	6%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2013 Third Quarter Results Page 13

OPERATING RESULTS Price Summary Variation in U.S. Dollars January—September Third Quarter Third Quarter 2013 Vs. DOMESTIC GRAY CEMENT PRICE 2013 Vs. 2012 2013 Vs. 2012 Second Quarter 2013 Mexico 1% (3%) (5%) U.S.A. 3% 2% (1%) Northern Europe (*) 1% 4% 1% Mediterranean (*) (1%) 2% (0%) South, Central America and the Caribbean (*) (0%) (4%) (2%) Asia (*) 9% 2% (4%) READY-MIX PRICE Mexico 4% 2% (4%) U.S.A. 6% 6% 2% Northern Europe (*) 3% 6% 0% Mediterranean (*) 6% 11% 2% South, Central America and the Caribbean (*) 5% 3% (1%) Asia (*) 4% 4% 1% AGGREGATES PRICE Mexico 5% 3% (3%) U.S.A. 4% 10% 1% Northern Europe (*) 3% 6% 1% Mediterranean (*) 11% 17% 7% South, Central America and the Caribbean (*) (1%) (6%) (1%) Asia (*) 18% 26% 2% (*) Volume weighted-average price. 2013 Third Quarter Results Page 14

OPERATING RESULTS Price Summary Variation in Local Currency January—September Third Quarter Third Quarter 2013 Vs. DOMESTIC GRAY CEMENT PRICE 2013 Vs. 2012 2013 Vs. 2012 Second Quarter 2013 Mexico (2%) (3%) (2%) U.S.A. 3% 2% (1%) Northern Europe (*) 0% 1% (1%) Mediterranean (*) 7% 10% (1%) South, Central America and the Caribbean (*) 3% 1% (0%) Asia (*) 8% 5% (0%) READY-MIX PRICE Mexico 1% 2% (1%) U.S.A. 6% 6% 2% Northern Europe (*) 2% 2% (2%) Mediterranean (*) 2% 2% 0% South, Central America and the Caribbean (*) 8% 8% 0% Asia (*) 5% 9% 6% AGGREGATES PRICE Mexico 1% 3% 1% U.S.A. 4% 10% 1% Northern Europe (*) 2% 2% (1%) Mediterranean (*) 5% 6% 5% South, Central America and the Caribbean (*) 2% (2%) 0% Asia (*) 20% 32% 8% (*) Volume weighted-average price. 2013 Third Quarter Results Page 15

OTHER ACTIVITIES CEMEX announces acceptance for purchase of U.S.$470 million of 9.50% notes due 2016, acceptance for purchase of €179 million of 9.625% notes due 2017 and early settlement of tender offer On October 9, 2013, CEMEX announced that holders of approximately U.S.$470 million of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance and holders of approximately €179 million of the outstanding 9.625% Senior Secured Notes due 2017 (the “2017 Notes”) issued by CEMEX Finance LLC tendered their 2016 Notes and/or their 2017 Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on October 8, 2013 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer to purchase any and all of the outstanding 2016 Notes and to purchase up to €220 million (the “Maximum Tender Amount”) of the outstanding 2017 Notes. CEMEX announces tender offer for 9.50% notes due 2016 and 9.625% notes due 2017 On September 25, 2013, CEMEX announced that it has commenced tender offers (the “Tender Offers”) to purchase any and all of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC and to purchase up to €150 million (the “Maximum Tender Amount”) of the outstanding 9.625% Senior Secured Notes due 2017 (the “2017 Notes”), issued by CEMEX Finance LLC. On October 3, 2013, CEMEX announced an increase to the Maximum Tender Amount of the 2017 Notes to €220 million from the original amount of €150 million. CEMEX announces pricing of U.S.$1.4 billion in senior secured notes and announces pricing of additional U.S.$100 million in Floating Rate Notes On September 25, 2013, CEMEX announced the pricing of U.S.$1.0 billion of 7.25% Senior Secured Notes due 2021 (the “Fixed Rate Notes”) and U.S.$400 million of Floating Rate Senior Secured Notes due 2018 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “New Notes”) denominated in U.S. dollars. The Fixed Rate Notes bear interest at an annual rate of 7.25% and mature on January 15, 2021. The Fixed Rate Notes were issued at par and are callable commencing on January 15, 2018. The Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR plus 4.75% (475 basis points) and mature on October 15, 2018. The Floating Rate Notes were issued at par and are callable commencing on or after the interest payment date immediately preceding their maturity date. The closing of the offerings occurred on October 2, 2013. On September 27, 2013, CEMEX announced the pricing of U.S.$100 million of additional Floating Rate Senior Secured Notes due 2018 (the “Additional Floating Notes”) which constituted part of the same series as the U.S.$400 million of Floating Rate Senior Secured Notes due 2018 (the “Original Floating Notes”) previously announced on September 25, 2013. CEMEX intends to use the approximately U.S.$99.6 million of net proceeds from the offering of Additional Floating Notes, together with the approximately U.S.$1.394 billion of net proceeds from the offerings of Original Notes, to purchase any or all of the U.S.$825 million outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”), issued by CEMEX Finance LLC, and the remainder for general corporate purposes, including to purchase up to €150 million of the outstanding 9.625% Senior Secured Notes due 2017 (the “2017 Notes”), issued by CEMEX Finance LLC, to repay at maturity the 4.75% Notes due 2014, issued by CEMEX Finance Europe B.V., and/or to repay its other indebtedness. CEMEX currently expects to purchase the 2016 Notes at a price of approximately U.S.$1,062.50 for each U.S.$1,000 of 2016 Notes and to purchase the 2017 Notes at a price of approximately €1,063.50 for each €1,000 of 2017 Notes, in each case, plus accrued interest. CEMEX to improve its portfolio in Europe On August 28, 2013, CEMEX announced that it has reached an agreement with Holcim to conduct a series of transactions that will improve CEMEX’s strategic footprint in Europe. CEMEX will acquire all of Holcim’s assets in the Czech Republic, which include one cement plant (cement capacity of 1.1 million tons, clinker capacity of 0.9 million tons), four aggregates quarries and 17 ready-mix plants. The Czech Republic is a market with a strong economy and solid prospects and we expect that acquiring these assets should improve CEMEX’s operations in the country and in Central Europe. CEMEX will divest its assets in the western part of Germany to Holcim, which include one cement plant and two grinding mills (total cement capacity of 2.5 million tons, clinker capacity of 0.9 million tons), one slag granulator, 22 aggregates quarries and 79 ready-mix plants. The German market is an attractive one and CEMEX will still be present in the eastern, northern and southern part of the country with an important footprint. In Spain, CEMEX and Holcim will combine all their cement, ready-mix and aggregates operations. CEMEX will have a 75% controlling interest over the combined operational assets in this country. This transaction will allow CEMEX to better serve the market, which should translate into higher value creation in that country. As part of these transactions, Holcim will pay CEMEX €70 million Euros in cash. Additionally, the transactions are expected to generate synergies that will result in a recurring improvement in CEMEX’s EBITDA of about US$20 million to US$30 million, beginning to be realized in 2014. These transactions are not final as they are subject to the fulfillment of various conditions precedent, mainly confirmatory due diligence, approvals from competition authorities, and from creditors under the Facilities Agreement, among others. In addition, on October 16, 2013 we obtained the necessary consent and approvals from the Facilities Agreement Creditors authorizing the transaction. CEMEX announces acceptance for purchase of U.S.$925 million of 9.50% notes due 2016 and early settlement of tender offer On August 19, 2013, CEMEX announced that holders of approximately U.S.$1.33 billion of the outstanding 9.50% Senior Secured Notes due 2016 (the “Notes”) issued by CEMEX Finance LLC tendered their Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on August 16, 2013 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer to purchase up to U.S.$925 million (the “Maximum Tender Amount”) of the outstanding Notes. The cash tender offer was made pursuant to the offer to purchase dated August 5, 2013 and the related letter of transmittal. Because Notes in excess of the Maximum Tender Amount were validly tendered in the tender offer on or prior to the Early Tender Date, CEMEX accepted U.S.$925 million of such tendered Notes for purchase and paid holders thereof on a pro rata basis according to the pro ration procedures described in the offer to purchase. The early settlement date on which CEMEX made payment for such Notes was August 19, 2013. CEMEX announces pricing of U.S.$1.0 billion in senior secured notes On August 5, 2013, CEMEX announced the pricing of U.S.$1.0 billion of senior secured notes (the “Notes”) denominated in U.S. dollars. The Notes bear interest at an annual rate of 6.5% and mature on December 10, 2019. The Notes were issued at par and are callable commencing on December 10, 2017. The closing of the offering occurred on August 12, 2013. CEMEX intended to use the approximately U.S.$995 million of net proceeds from the offering to purchase a portion of the 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC, and the remainder, if any, for general corporate purposes, including the repayment of other indebtedness. CEMEX expected to purchase a portion of the 2016 Notes at a price of approximately U.S.$1,075 for each U.S.$1,000 of 2016 Notes plus accrued interest. 2013 Third Quarter Results Page 16

OTHER INFORMATION Colombia Tax Matter Regarding the proceedings (requerimientos especiales) initiated by the Colombian Tax Authority (Dirección de Impuestos) in relation to CEMEX Colombia’s 2007 and 2008 year-end tax returns, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority (Dirección de Impuestos). On August 26, 2013, CEMEX Colombia received the final resolution regarding the 2007 year-end tax return and on September 16, 2013, CEMEX Colombia received the final resolution regarding the 2008 year-end tax return. Investigations in the UK Regarding the Market Investigation (“MIR”) commenced on January 2012 by the United Kingdom Competition Commission (the “UK Commission”), on October 8, 2013, the UK Commission announced its provisional decision on remedies which should not require CEMEX to divest any of its assets in the UK. Other major participants in the MIR could be required to divest certain of their assets in the UK. Based on the provisional remedies, CEMEX currently does not expect any material adverse impact on our financial results or operations from the Finding and Remedies final report that is to be submitted by the UK Commission by January 17, 2014. Change in the Parent Company’s functional currency Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.‘s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.‘s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso. The main effects in CEMEX, S.A.B. de C.V.‘s parent company only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.‘s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.‘s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative instrument through CEMEX, S.A.B. de C.V.‘s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.‘s U.S. Dollar-Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.‘s statement of operations. Prior period financial statements are not required to be restated. Significant tax proceedings In connection with the previously publicly disclosed tax proceeding related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the transitory amnesty provision, CEMEX, S.A.B. opted to enter this amnesty program and therefore there are not any tax liabilities in connection to this matter as of March 31, 2013. Mexican Tax Reform 2010 In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years. Pursuant to these amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to be paid as follows: 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with these amendments of approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.” In 2012, changes in the parent company’s tax payable associated with the tax consolidation in Mexico are as follows (approximate US$ Millions): 2012 Balance at the beginning of the period $966 Income tax received from subsidiaries $162 Restatement for the period $58 Payments during the period ($54) Balance at the end of the period $1,132 In December 2012, the Federal Revenue Law (Ley Federal de Ingresos) applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years. As of December 31, 2012, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$549 million. As of December 31, 2012, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars): 2013 $157* 2014 $200 2015 $209 2016 $173 2017 $176 2018 and thereafter $217 1,132 * This payment was made in March 2013. 2013 Third Quarter Results Page 17

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2013 and the third quarter of 2012 are 13.08 and 13.14 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of September 30, 2013, and September 30, 2012, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2013 and 2012, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Prices unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,170.5 million for the third quarter of 2013; 1,168.7 million for year-to-date 2013; 1,161.1 million for the third quarter of 2012; and 1,158.4 million for year to date 2012.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter	
	2013 Average	2012 Average	2013 Average	2012 Average
Mexican peso	12.78	13.21	13.08	13.14
Euro	0.7582	0.7778	0.7495	0.7979
British pound	0.6476	0.6307	0.6396	0.6297

Amounts provided in units of local currency per US dollar.

2013 Third Quarter Results Page 18